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As filed with the Securities and Exchange Commission on November 29, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEA CONTAINERS LTD.
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	98-0038412 (I.R.S. Employer Identification No.)
41 Cedar Avenue P.O. Box HM 1179 Hamilton HM EX, Bermuda (441) 295-2244 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JOHN T. LANDRY, JR.
Sea Containers America Inc.
1155 Avenue of the Americas
New York, New York 10036
(212) 302-5066
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to: STEPHEN V. BURGER Carter, Ledyard & Milburn 2 Wall Street New York, New York 10005 (212) 732-3200

        Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Class A Common Shares, par value $.01 each	1,650,000 shs.	$9.75(1)	$16,087,500	1,480.05(3)

Rights to Purchase Series A Junior Participating Preferred Shares	1,650,000 rights	— (2)	— (2)	None

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and the low prices ($9.85 and $9.65, respectively) of a class A common share as reported for New York Stock Exchange composite transactions on November 22, 2002.

(2)
The Rights are presently attached to and transferable only with the class A common shares of the registrant. The value, if any, attributable to the Rights to be offered is reflected in the proposed offering price of the class A common shares.

(3)
Pursuant to Rule 457(p) under the Securities Act of 1933, a portion of the filing fee previously paid with the Registrant's Registration Statement on Form S-3, Registration No. 333-11588 (initial filing date March 2, 2000) is being offset against the total amount of the filing fee currently due for this Registration Statement ($1,480.05).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

        Pursuant to Rule 429 under the Securities Act of 1933, the prospectus herein is being filed as a combined prospectus satisfying the requirements of that Act and the rules and regulations thereunder for the registrant's offering registered on its Registration Statement on Form S-3, Registration No. 333-5458. Accordingly, this Registration Statement being currently filed shall act, upon effectiveness, as a post-effective amendment to the said earlier Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the amendment filed with the Securities and Exchange Commission to this registration statement is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated November 29, 2002

2,000,000 Class A Common Shares
Sea Containers Ltd.

        Sea Containers Ltd. intends to sell from time to time up to 2,000,000 shares of its class A common shares, par value $.01 each, on terms fixed at the time of sale.

        The class A common shares are listed on the New York Stock Exchange and the Pacific Exchange (symbol: SCR.A). On November 25, 2002, the last reported sale price of a class A common share for New York Stock Exchange composite transactions was $9.91.

        On November 21, 2002, Sea Containers had issued and outstanding 19,495,844 class A common shares and 14,422,014 class B common shares, par value $.01 each. Sea Containers' bye-laws provide that its board of directors cannot declare any cash dividends on the class B common shares unless at the same time it declares a cash dividend on each class A common share in an amount at least 10% higher than the amount of the dividend declared on each class B common share. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Sea Containers' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of Common Shares."

        You should carefully consider the risk factors beginning on page 4 of this prospectus before you invest in the class A common shares.

        This prospectus also relates to 2,000,000 rights to purchase Sea Containers' series A junior participating preferred shares. These rights will be attached to and transferrable only with the class A common shares sold in this offering. See "Description of Common Shares—Rights Agreement."

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002.

Forward-Looking Statements

        This prospectus, and the reports and other information that Sea Containers has filed with the SEC which are incorporated by reference in this prospectus, include forward-looking statements, including statements regarding, among other items:

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  competitive factors in our businesses,

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  our ability to offer duty-free shopping,

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  the operations of Silja Line,

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  deployment of fast speed ferries,

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  future legislation in any country where we have significant assets or operations,

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  strikes or other labor disruptions,

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  currency fluctuations, and

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  trends in our future operating performance.

        We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Sea Containers or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

        You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

        If any of these risks occur, Sea Containers' business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the market price of the class A common shares could decline.

Risk Factors Relating to our Businesses

Passenger Transport Operations

  Ferry Operations

The ferry industry in areas where Sea Containers operates is highly competitive.

        Sea Containers competes with

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  six conventional ferry companies between southern Britain and the European Continent, three of which cross the Dover Straits, and also with Eurotunnel under the English Channel,

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  five ferry operators between Britain and Ireland, including three running fast ferries,

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  airlines, which compete for passenger traffic on our longer routes,

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  other freight carriers that provide service to the Isle of Man in the Irish Sea,

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  another commuter ferry service from eastern New Jersey to Manhattan, as well as road and rail commuter services, and

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  nine ferry companies in the northern Baltic Sea.

        The principal effect of all this competition is to limit our pricing power on our various routes.

Sea Containers no longer offers duty-free sales to most of its passengers traveling between European Union countries, and retail profitability has fallen as a result.

        Retail sales to passengers of wine, spirits, perfume, tobacco and other products are an important component of ferry revenue on many of our routes. Duty-free shopping by passengers travelling between European Union countries ended in 1999, and the profitability of affected routes has fallen because margins are less on duty-paid merchandise. Also, passenger and car volumes have declined particularly on our cross-Channel routes below 1999 levels because of the absence of duty-free shopping and because fares have been increased to try to maintain profitability. We discontinued in 2000 two smaller former duty-free routes to save costs. Silja Line also closed one route in 2000, but it has been less affected by the abolition of duty-free retail sales because all of its sailings to and from Sweden call at the nearby Åland Islands of Finland where the duty-free exemption continues due to the islands' fiscal status outside the European Union. Also, Silja Line's routes to Estonia remain duty-free as long as that country is outside the European Union.

Sea Containers' operating results are subject to seasonal fluctuations.

        Our passenger ferry business in North Europe and within the Baltic Sea is subject to seasonal fluctuation principally because volumes are linked to tourism. For example, about one-half of the passengers using ferry services to and from Britain travel during the June-September period. The historical and expected pattern of operating results from our ferry activities collectively is a loss in the first quarter each year and either a loss or breakeven in the fourth quarter.

Rising fuel prices may adversely affect the profits of Sea Containers' ferry services.

        We may purchase fuel forward at predetermined prices and we may introduce fuel surcharges on passenger and vehicle fares in an effort to mitigate these increased costs, but there can be no assurance these measures will prevent a fall in profits. Also, fuel price protests, as occurred in 2000 at French and British ports served by our ferries, may disrupt traffic flow for short periods and result in cancellations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

Recurrence of the foot and mouth epidemic in Britain may adversely affect Sea Containers' results.

        In 2001, parts of mainland Britain suffered a foot and mouth disease outbreak. Areas were quarantined and affected livestock was killed. As a result, tourism in Britain suffered because of the negative publicity and cancellations of annual sporting and other public events during the spring and summer. Our ferry services to and from the European Continent and Ireland were adversely affected because tourist passenger and car traffic fell. The epidemic ended in the latter part of 2001, but it may recur in the future. Generally speaking, our ferry traffic fluctuates with levels of tourism to Britain and may decline if events affecting tourism like the foot and mouth epidemic happen again.

Accidents at sea and compliance with safety and environmental requirements may adversely affect Sea Containers' ferry operations.

        We believe that Sea Containers' ships are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations, and are insured against usual risks for such amounts as our management deems adequate. The ships' operating certificates and licenses are renewed periodically during each vessel's required annual survey. The operation of ships at sea is inherently risky, however, and the consequences of accidents may exceed the insurance coverage in place or result in a fall in passenger volume because of a possible adverse impact on the public's perception of ferry safety. Also, government regulation of ships particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our ships to keep them in compliance.

Silja Line employs about 3,000 staff on board ship and onshore, most of whom are unionized. Strikes by them may disrupt Silja Line services.

        The shipping industry in Finland and Sweden is susceptible to industrial action due to the strong influence of maritime trade unions, resulting both from direct employer/employee disputes and from sympathetic industrial action which legislation in those countries currently permits. While we believe that Silja Line has good relations with its work force, we cannot assure you that Silja Line will not be adversely affected by future industrial action against efforts by Silja Line management to reduce labor costs, restrain wage increases or modify work practices.

Profit margins on duty-free alcohol sold by Silja Line may decline in the future.

        Retail prices of alcoholic beverages in the state monopoly shops in Finland and Sweden are very high compared to the retail prices in other European Union countries. We expect that the import of lower cost duty-paid alcoholic beverages bought by private individuals in other European Union countries will gradually result in a reduction of prices in Finland and Sweden. Lower retail prices in the shops on land will require duty-free shops on board Silja Line ferries to lower their prices to maintain their competitive advantage and would therefore be likely to lead to lower profit margins. This could have an adverse effect on Silja Line's financial results because a large part of Silja Line's revenue is generated by sales made in shops on board, about half of which is attributable to liquor, wine and beer.

Other factors may adversely affect the profitability of Sea Containers' ferry services.

        Other principal factors affecting the performance of our ferry services are

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  competitive pressures on ticket prices,

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  travel convenience of departure timings,

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  adverse weather conditions disrupting service schedules,

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  regional economic and political conditions, including recessions and actual or threatened acts of terrorism,

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  foreign exchange rate fluctuations in countries served by our ferries,

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  fluctuating prices in the ship sale and purchase market,

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  lower labor costs of some of our competitors, and

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  industrial relations, strike activity and civil unrest at the ports and regions served by our ferries.

The impact on profitability of these factors varies with each route and may change from year to year. Also, the opening of new routes can be unprofitable in early years because of the need to build up traffic over time while incurring added marketing, administrative and other start-up costs.

  Rail Operations

Sea Containers' Great North Eastern Railway passenger rail services may be disrupted, with consequent loss of revenue, because of infrastructure problems for which Network Rail is responsible. GNER has claims outstanding against Railtrack for past disruption.

        As part of the privatization of the rail industry in Britain, Network Rail Ltd. (the successor to Railtrack Plc since October 2002) owns and maintains almost all track, signaling and other rail infrastructure in Britain. We have contracted with Network Rail for access to the tracks on which we operate. Our services may be disrupted and we may lose revenue if Network Rail fails to maintain track and signaling sufficiently. Although Network Rail has agreed to compensate us for certain disruptions and losses, we cannot assure you that we will be fully compensated.

        On October 17, 2000, a GNER train traveling at high speed derailed because of broken track near the town of Hatfield north of London. Four passengers were killed and 70 more were injured. The track had been insufficiently maintained by Railtrack with no speed restriction in place. GNER was exonerated from any responsibility for the accident.

        Following this derailment Railtrack implemented hundreds of speed restrictions on the British rail network for several months while tracks were inspected and emergency maintenance was carried out. Train services were severely disrupted from resulting delays and cancellations. Most GNER services have been reinstated to pre-Hatfield levels, however.

        On February 28, 2001, another accident involving GNER occurred near the town of Selby south of York when a passenger vehicle ran off a highway and stopped in the path of an oncoming GNER train traveling at high speed. The collision with the vehicle and the resulting derailment thrust the GNER train into a laden coal train traveling in the opposite direction on the adjacent track. In the collision between the two trains, ten persons were killed including three GNER staff and 70 more were injured. As in the Hatfield derailment, GNER has been absolved from any fault for the Selby accident.

        As a result of the Hatfield and Selby accidents, GNER experienced disruption of its services and has made claims against Railtrack under the track access agreement. Because of disputes, both GNER and Railtrack withheld contractual payments due during 2001 and arbitration proceedings have been commenced to determine their respective liability to each other and the amounts due. Payments have been resumed since March 2002. Pursuant to separate arbitration awards under different parts of the track access agreement, Railtrack's liability to compensate GNER has been confirmed and the arbitrations are continuing on the amounts due. To date, GNER has been awarded substantial partial compensation which GNER has received or previously withheld from Railtrack. Network Rail, which would be liable for Railtrack's obligations, has appealed to the U.K. Rail Regulator one of the awards confirming liability and a decision is expected shortly. However, we cannot assure you that these awards from Railtrack or Network Rail will make GNER whole for past disruptions.

        The longer-term effect of the accidents has been a slowdown in ridership growth among long distance train operators generally, including GNER.

GNER does not maintain business interruption insurance relating to its moving train operations.

        Following the Hatfield and Selby accidents described above, as well as accidents involving other passenger train operators in Britain and the bankruptcy of one of the larger insurers writing business interruption insurance for the U.K. rail industry, this class of coverage is not currently available to passenger rail franchisees in the U.K. GNER and other franchisees are relying primarily on their rights against Network Rail under track access agreements for reimbursement of losses from future accidents involving moving train operations. There can be no assurance, however, that Network Rail or other responsible parties will provide sufficient reimbursement to make GNER whole.

GNER's rail franchise from the British government expires in April 2005 and may not be extended.

        The franchise was originally granted in 1996 for a seven-year term, and was extended by two years during 2001 to expire in April 2005. GNER had applied in 1999 to the government to replace and extend its franchise agreement with one expiring in 2020, but the industry-wide consequences of the Hatfield derailment described above, including the financial impact on Railtrack, resulted in the shorter extension. GNER plans to resume its discussions with the British government about a longer franchise. We cannot assure you, however, that the franchise will be extended beyond its current expiration date.

Our GNER rail business competes with other passenger train operators in Britain that may increase their train paths and times and limit our expansion plans.

        Eight other passenger train operators in Britain run on parts of GNER's routes. In general, another operator may negotiate with Network Rail for new services and additional train paths and times, representing up to 20% of an existing operator's revenue. All awards are still government-regulated to ensure passenger benefits are achieved, such as better frequencies, lower fares or new journey opportunities, and to avoid competition that might interfere with each operator's ability to satisfy the minimum service requirements under its franchise. GNER has experienced only limited new competition since its franchise began. Aggressive bidding by GNER's rail competitors in the future, however, may divert business away from GNER and limit our expansion plans.

        We also compete with cars, buses, airlines and other train operators with parallel or intersecting train routes with us. Customers tend to choose their mode of transportation based on

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  frequency of arrivals and departures,

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  time,

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  reliability,

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  convenience,

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  comfort, and

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  price.

        The weight given to any one particular factor depends on whether a customer is traveling for business or for pleasure.

GNER may be unable to increase its revenue to pass through its increased expenses.

        We offer a variety of ticket types with different prices, such as standard class, first class, weekend and advance purchase. We are contractually obligated not to raise our ticket prices more than the rate of inflation on ticket types currently representing about 20% of GNER's fare revenues. Our remaining ticket prices are not subject to any cap but are subject to competitive pricing of alternative rail, airline and other transport services. We must also pay passenger rebates if our trains fail to meet prescribed punctuality and reliability standards. Therefore, if our expenses increase, we may be unable to raise our revenue to pass through these increases.

We cannot assure you that GNER or other labor disputes will not adversely affect Sea Containers.

        Labor is the largest component of variable costs for our rail operation. GNER has about 3,000 employees, about two-thirds of whom belong to unions. Since 1992, there has not been a labor strike specifically directed at GNER although nationwide strikes against former British Rail disrupted GNER's rail services for short periods in 1994 and 1995. The management of our rail operations is working with the unions to increase efficiency by changing work practices, mutual decision making and ongoing training, without adversely impacting service or safety. We cannot assure you that these measures will not result in labor disputes disrupting our business or that nationwide strikes similar to those discussed above will not recur. Also, labor disputes disrupting other rail services connecting with GNER may reduce our passenger carryings so that we lose revenue.

Penalty payments, poor weather, rising compliance costs and accidents may adversely affect GNER performance.

        If our train services disrupt Network Rail's scheduling or other operation of the rail infrastructure, such as by breakdowns of our rolling stock or through strikes by our employees, or if our services become insufficiently reliable, then GNER must pay contractual penalties to Network Rail or the British government. Our penalty payments have varied in the past but could be substantial since some factors that cause delays can be largely out of our control.

        Other factors affecting GNER's financial performance are adverse weather conditions disrupting services such as by track flooding, actual or threatened terrorist acts halting services, and changing government safety regulations which impose additional compliance costs on train operators. While we believe GNER operates its trains in compliance with relevant safety standards and carries adequate insurance against loss, there can be no assurance that accidents involving GNER will not occur in the future or that a serious incident would not have a material adverse effect on GNER's operations or financial condition.

Leisure Operations

The operations of Orient-Express Hotels, a 47%-owned unconsolidated subsidiary of Sea Containers, are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these factors include

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  cyclical downturns arising from changes in general and local economic conditions,

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  dependence on varying levels of tourism, business travel and corporate entertainment,

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  rising or falling disposable income of consumers and the travelling public,

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  changes in popular travel patterns,

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  competition from other hotels and leisure time activities,

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  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

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  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

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  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

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  foreign exchange rate movements,

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  adverse weather conditions or destructive forces like fire or flooding, and

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  seasonality, in that many of our hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among our hotels and other properties because of their geographic diversity.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military action in Afghanistan, international, regional and even domestic travel have been disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travellers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at our properties has shortened since September 11. Further acts of terrorism or possible military action, including a possible war with Iraq, could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers.

        Orient-Express Hotels competes for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than it does. They may be prepared to accept a higher level of financial risk than we can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to us and increasing our acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of our properties are located in areas where there are numerous competitors. For example, competing deluxe hotels opened in 2001 near our properties in New Orleans and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, the quality of the property, room rates and menu prices, the range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of our hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which our hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. Our properties are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding our existing properties depends upon our obtaining necessary building permits or zoning variances from local authorities.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before we acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than we expect, and, therefore, its growth may be limited.

        Orient-Express Hotels intends to increase its revenues and net income through acquisitions of new properties and expansion of its existing properties. Pursuit of new growth opportunities successfully will depend on the ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into existing operations. Also, the acquisition of properties in new locations may present operating and marketing challenges that are different from those currently encountered in existing locations. We cannot assure you that Orient-Express Hotels will succeed in its growth strategy.

        Orient-Express Hotels may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of African operations.

We cannot be sure that Orient-Express Hotels will obtain the necessary additional capital to finance the growth of its business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. Orient-Express Hotels' current expansion plans call for the expenditure of up to an aggregate of $110 million over the next three years to add new rooms and/or facilities to existing properties, and its current acquisition plans call for the expenditure of about $50 million per year for new properties, which would be financed by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to Orient-Express Hotels. We cannot assure you that future borrowings or equity financing will be available to Orient-Express Hotels, or available on acceptable terms, in an amount sufficient to fund its needs. Future debt financings could involve restrictive covenants which would limit Orient-Express Hotels' flexibility in operating its business.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns and their effects on our properties as well as on customer travel. Since Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, in November 1999 a major hurricane passed over St. Martin where the La Samanna hotel is located, resulting in the closing of the hotel until February 2000 so that much of the high season that year was missed.

        Orient-Express Hotels' properties are also vulnerable to the effects of destructive forces, such as fire, storms and flooding. Although the properties are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of the insurance coverage or be outside the scope of that coverage. The La Samanna hotel, for example, suffered substantial wind and flooding damage during the 1999 hurricane. Although it was fully insured for such damage, Orient-Express Hotels may face losses with other natural disasters affecting its properties in the future.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.

        Orient-Express Hotels' relations with its employees in various countries, including employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions, or our response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect the ability to provide those services, which could reduce occupancy and room revenue and even tarnish Orient-Express Hotels' reputation.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond its control.

        These include

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  changes in national, regional and local economic and political conditions,

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  local real estate market fluctuations,

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  changes in interest rates and in the availability, cost and terms of financing,

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  the impact of present or future governmental legislation and regulations (including environmental laws),

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  the ongoing need for capital improvements to maintain or upgrade properties,

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  changes in property taxes and operating expenses, and

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  the potential for uninsured or underinsured losses.

Sea Containers no longer has voting control of Orient-Express Hotels which is no longer a Sea Containers consolidated subsidiary.

        As described in "Proposed Separation of Orient-Express Hotels" below, a subsidiary of Orient-Express Hotels acquired from Sea Containers on July 22, 2002 a substantial number of Orient-Express Hotels class B common shares that it previously owned, pursuant to an agreement in place at the time of the initial public offering of Orient-Express Hotels in August 2000. The shares now owned by that subsidiary represent about 77% of the combined voting power of all Orient-Express Hotels common shares outstanding. In addition, only three of the seven members of the Board of Directors of Orient-Express Hotels are also directors or officers of Sea Containers. Thus, Sea Containers no longer has control of the management and business of Orient-Express Hotels.

        Also as described in "Proposed Separation of Orient-Express Hotels" below, Sea Containers has owned since November 14, 2002 less than a majority of the common shares of Orient-Express Hotels (disregarding such shares owned by an Orient-Express Hotels subsidiary). Therefore, Orient-Express Hotels will not be a consolidated subsidiary in Sea Containers' future financial statements. Instead, Sea Containers will account for its investment in Orient-Express Hotels using the equity method of accounting.

Marine Container Operations

Sea Containers may be unable to compete favorably in the highly competitive container leasing and sales business.

        The container leasing and sales business is highly competitive. GE SeaCo, our 50/50 joint venture with General Electric Capital Corporation, competes with

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  nine other major leasing companies,

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  many smaller lessors,

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  manufacturers of container equipment,

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  companies offering finance leases as distinct from operating leases,

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  promoters of container ownership and leasing as a tax shelter investment,

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  container shipping lines, which sometimes lease their excess container inventories, and

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  suppliers of alternative types of equipment for freight transport.

        Competition among container leasing companies depends upon factors which include

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  lease rates,

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  the availability, quality and individual characteristics of equipment, and

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  customer service.

A decrease in the volume of world trade and other operating factors may adversely affect Sea Containers' container leasing business.

        World Trade.    Demand for leased containers depends largely on levels of international trade and economic growth, both global and regional. Cyclical recessions can negatively affect lessors' operating results because during economic downturns or periods of reduced trade, ocean carriers may lease fewer containers and rely more on their owned fleets to satisfy their container requirements or may lease containers only at reduced rates. Thus, a slowdown in economic growth or trade may adversely affect GE SeaCo's container leasing business. We cannot predict whether or when such cyclical downturns will occur in the leasing industry.

        Other Factors.    In recent years, the economic slowdown in various parts of the world, the availability of low prices for new containers, principally those manufactured in China, and the consolidation of shipping lines have adversely affected our container leasing business. These trends may continue.

        Other general factors affecting demand for leased containers include

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  the available supply and prices of new and used containers, including the market acceptance of new container types and overbuying by competitors and customers,

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  economic conditions and competitive pressures in the shipping industry, including fluctuating ship charter and freight rates, containership fleet overcapacity or undercapacity, and expansion, consolidation or withdrawal of individual customers in that industry,

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  shifting trends and patterns of cargo traffic,

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  the availability and terms of equipment financing,

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  fluctuations in interest rates and foreign currency values,

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  import/export tariffs and restrictions,

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  foreign exchange controls, and

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  other governmental regulations and political or economic factors that are inherently unpredictable and may be beyond our control.

We cannot assure you that lease rates or utilization for our containers will not decrease or that we can meet container demand.

        GE SeaCo's revenue is variable and largely depends on lease rates, equipment utilization and equipment availability. Lease rates depend on

  •
  the type and length of the lease,

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  the type and age of the equipment,

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  the application of our SeaWorthy and SeaCover programs to equipment maintenance obligations under the lease,

  •
  competition, as more fully discussed above,

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  interest rates,

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  new container prices, and

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  economic conditions, including world trade and other factors more fully discussed above.

In recent years lease rates have declined, as have new container prices, and may continue to do so, thereby detracting from the economic returns on higher valued existing equipment.

        Utilization is the ratio of containers on lease to GE SeaCo's total container fleet and may also fluctuate due to these same factors. In recent years, for example, overall fleet utilization has declined principally because of consolidations among shipping lines, a trade imbalance with Asia resulting in high equipment returns in North America and Europe, and overproduction of some types of new containers by factories and overbuying by shipping lines and leasing competitors. This decline may continue unless GE SeaCo disposes of idle, older equipment in its fleet in surplus locations.

        In order to meet anticipated demand promptly, GE SeaCo maintains inventories of available containers at various depots worldwide. Because demand is difficult to estimate, however, these inventories may be too large or small, and repositioning equipment in a timely manner may not be economically feasible. Also, container supply from manufacturers involves a time delay between order placement and equipment delivery, as a result of which GE SeaCo's revenue may be restrained when demand is strong or may not be realized by the time equipment is delivered.

If GE SeaCo sells large quantities of equipment, our gains or losses on sale of equipment will fluctuate and may be significant.

        From time to time GE SeaCo sells equipment which it or one of its partners owns, both containers on lease to the lessee and idle equipment off lease. Equipment is typically sold if it is in the best interest of the owner to do so after taking into consideration the book value, physical condition, remaining useful life, suitability for leasing or other uses, and the prevailing local sales price for the equipment. Since these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if GE SeaCo sells large quantities of equipment. In the past two years, GE SeaCo has stepped up its sale program on behalf of its partners to dispose of older units.

Repositioning costs may adversely affect our profitability.

        If lessees return equipment to locations where supply exceeds demand, GE SeaCo routinely repositions containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessees of the equipment or pick-up charges paid by the new lessees. Nor may demand be as great as anticipated after repositioning has occurred so that the equipment remains idle.

Sea Containers may lose lease revenue and incur additional operating expenses when lessees of its containers default.

        When lessees of our containers default, the containers may be returned in locations where GE SeaCo cannot efficiently re-lease or sell them, or they may be lost. GE SeaCo may have to repair and reposition these containers where it can re-lease or sell them, which could be expensive depending on the locations and distances involved. As a result, GE SeaCo may lose lease revenue and incur additional operating expenses in repossessing and storing the equipment. While in recent years, defaults by lessees, as measured by our allowance for specific doubtful accounts, have not been material as a percentage of container revenue, we cannot assure you that any future defaults will not be material.

Sea Containers may be subject to environmental liability that could adversely affect its business and financial health despite its insurance coverage.

        In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the owner is not at fault. GE SeaCo maintains insurance against property damage and third-party liability for its owned containers and those of its partners, and we require lessees to obtain similar insurance and to provide us indemnity against loss. However, we cannot assure you that insurance or indemnities can fully protect us or GE SeaCo against damages arising from environmental damage.

        Many countries impose limitations on the production of chlorofluorocarbon CFC refrigerants because of their ozone depleting and global warming effects. As a result, substantially all refrigerated containers in the GE SeaCo fleet acquired since 1992 have been charged with non-CFC refrigerant gas, and we are converting older units over time to non-CFC gas or disposing of them. Future government regulation of refrigerants and synthetic insulation materials, however, might require refrigerated containers using non-conforming substances to be retrofitted with conforming ones such as non-CFC refrigerants. In that event, we would have to bear all or a large portion of the cost to convert our units.

Other Risks

Sea Containers' substantial indebtedness could adversely affect its financial health.

        Sea Containers and its subsidiaries have a significant amount of debt and may incur additional debt from time to time. As of September 30, 2002, our consolidated long-term indebtedness was $2,209,340,000, including $451,700,000 indebtedness of Orient-Express Hotels and its subsidiaries. Our substantial indebtedness could

  •
  require us to dedicate a large portion of our cash flow from operations to payments on our indebtedness, and so reduce the availability of cash flow to fund our working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2001 Sea Containers generated $105,300,000 in cash from operating activities after paying interest of $129,829,000 and before loan principal repayments of $139,893,000,

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  limit our ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

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  increase our vulnerability to adverse economic and industry conditions, including the seasonality of some of our businesses, or

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  limit our flexibility in planning for, or reacting to, changes in our business and industry as well as the economy generally.

        Also, since about 72% of our consolidated long-term debt at September 30, 2002, accrued interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase our interest payment obligations. From time to time, we enter into hedging transactions in order to manage our floating interest-rate exposure. At September 30, 2002, we had swapped $148,868,000 of floating rate euro debt for fixed rate euro debt.

Sea Containers may be unable to complete its planned asset sales and refinancings.

        Sea Containers' $158,000,000 aggregate principal amount of 9 1/2% and 10 1/2% senior notes due 2003 mature on July 1, 2003. We are planning to meet this repayment obligation and others in 2003 through a combination of additional sales of Orient-Express Hotels' shares, sales of certain other assets, and other cash resources, including a planned refinancing of Silja's ships and possible direct refinancing of the senior notes. Also, to improve Sea Containers' cash position, in November 2002 we suspended payment of its quarterly cash dividend on its common shares and are no longer intending to proceed with the previously proposed spinoff distribution of Orient-Express Hotels shares to our shareholders. These sale and refinancing plans are subject to many risks, such as uncertain market conditions, fluctuations in public securities prices, interest rates and currency values, uncertainty of successfully negotiating and completing proposed sales, and unacceptability of finance terms offered to us.

Covenants in Sea Containers' financing agreements could limit its discretion in operating its businesses, causing Sea Containers to make less advantageous business decisions. A substantial portion of Sea Containers' indebtedness is secured by its assets.

        Our financing agreements with about 50 commercial bank lenders contain covenants that include limits on additional debt secured by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt-to-equity ratio. A substantial portion of our indebtedness is also secured by our assets. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Sea Containers fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the assets securing such debt.

Sea Containers will need additional capital to finance the growth of its business.

        Our acquisition of new assets and properties, both for growth as well as for replacement, is capital intensive. The availability of future borrowings and access to the capital markets to finance these acquisitions depends on prevailing market conditions and the acceptability of financing terms offered to us. We cannot assure you that future borrowings or security offerings will be available, or available on attractive terms, to us in an amount sufficient to enable us to fund our needs.

Currency fluctuations may have a material adverse effect on Sea Containers' financial statements and/or its operating margins.

        Substantial portions of the revenues and expenses of Sea Containers are denominated in non-U.S. currencies such as the British pound sterling and the euro. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

        Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

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  translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

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  transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

        With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. As far as we can, we match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge.

        With respect to transaction risk, although this risk may adversely affect operating margins, we may mitigate our exposure by entering into forward foreign exchange contracts from time to time.

Sea Containers' directors and officers may control the outcome of most matters submitted to a vote of its shareholders.

        A subsidiary of Sea Containers, together with Sea Containers' directors and executive officers, currently hold about 86% of the voting power for most matters submitted to a vote of Sea Containers' shareholders. Under Bermuda law, the class B common shares of Sea Containers owned by its subsidiary, representing approximately 79% of the combined voting power of the class A and class B common shares, are outstanding and may be voted by that subsidiary. The manner in which the subsidiary votes its common shares is determined by the directors of the subsidiary, two of whom are also directors and officers of Sea Containers, consistently with the exercise by those directors of their fiduciary duties to the subsidiary. That subsidiary will be able to elect a majority of the members of the Board of Directors of Sea Containers, to control the outcome of most matters submitted to a vote of the shareholders of Sea Containers and to block a number of matters relating to a change of control of Sea Containers.

Provisions in Sea Containers' charter documents may discourage potential acquisitions of Sea Containers, even those which the holders of a majority of its class A common shares might favor.

        Sea Containers' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire us without the consent of Sea Containers' board of directors. These provisions include

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  supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Sea Containers, and

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  limitations on the voting rights of such 15% beneficial owners.

        Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by many shareholders.

        These provisions are in addition to the ability of our subsidiary and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See the "risk factor" immediately above and "Description of Common Shares—Voting Rights." Also, the rights to purchase series A junior preferred shares, one of which is attached to each class A and class B common share, may have antitakeover effects. See "Description of Common Shares—Rights Agreement."

Some holders of Sea Containers' publicly held notes and debentures began lawsuits in which they alleged, among other things, that a proposed spinoff of Orient-Express Hotels' shares to Sea Containers' shareholders would cause defaults under those notes and debentures, and they sought damages and injunctive relief.

        Sea Containers is a defendant in a lawsuit in New York State Supreme Court, New York County, commenced by investors alleging to be holders of Sea Containers' publicly traded senior notes and claiming, among other things, that certain defaults under the indentures governing those notes had occurred or would occur as a result of the possible spinoff distribution of Orient-Express Hotels' shares by Sea Containers. Orient-Express Hotels and James B. Sherwood, President of Sea Containers and Chairman of Orient-Express Hotels, were also named as defendants. The suit was dismissed by the court on June 15, 2001, primarily because the plaintiffs failed to comply with the pre-suit requirements in the indentures and lacked standing to sue. The plaintiffs appealed the court's decision to the Appellate Division, First Department, of the New York State Supreme Court and filed their appeal brief on May 1, 2002. Sea Containers filed its brief on October 2, 2002, and the plaintiffs filed a reply brief on October 11, 2002. The decision on the appeal is now awaited.

        The management of Sea Containers believes that the concerns of the bondholders related primarily to the proposed spinoff distribution. Sea Containers recently announced that it no longer plans to proceed with the spinoff (see "Proposed Separation of Orient-Express Hotels"), but there has been no indication as to whether or not the plaintiffs will withdraw the lawsuit in light of that announcement. The management of Sea Containers believes that the suit is without merit. However, a declaratory judgment by a court of a default under these Sea Containers indentures would require Sea Containers to repay its publicly-held debt and could cause a default under other financings which contain cross-default provisions, including some Orient-Express Hotels ones.

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Sea Containers for liabilities under U.S. securities laws.

        Sea Containers is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

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  effect service of process within the United States upon Sea Containers or its directors and officers, or

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  enforce judgments obtained in United States courts against Sea Containers or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Sea Containers has been advised by its Bermuda counsel, Appleby Spurling & Kempe, that there is doubt

  •
  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Sea Containers or its directors and officers, and

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  whether an original action could be brought in Bermuda against Sea Containers or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

Our Business

        Sea Containers and its subsidiaries engage in three main businesses:

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  passenger transport operations, which provide service-oriented ferry and rail transportation services, primarily in and around the United Kingdom and in the northern Baltic Sea;

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  leisure operations, which own and/or operate luxury hotels, restaurants and other leisure properties throughout the world; and

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  marine container operations which lease out a wide variety of standard and specialized cargo containers.

Passenger Transport Operations

        We provide passenger and vehicle transport services principally in and around the United Kingdom and in the northern Baltic Sea, which include

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  operating high speed and conventional ferry services, and

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  operating a high speed passenger rail service in Great Britain.

  Ferry Operations

        Our ferry services include high speed vessels operating on several routes from Great Britain to Ireland, France and Belgium. Our Silja Line subsidiary operates a fleet of large multipurpose passenger and freight ferries in the northern Baltic Sea. In addition to ticket sales, we derive substantial revenues from providing on-board catering and retail sales, including duty-free sales on Silja Line services. We also operate a commuter ferry service in New York harbor.

  Rail Services

        In 1996, the British government awarded us a seven-year franchise to operate the Great North Eastern Railway, the high speed passenger rail service along the east coast of Great Britain between London and Scotland. Since acquiring the GNER franchise, we have improved service, increased ridership and reduced costs so that our rail operations no longer receive government subsidies. Our franchise has been extended and now expires in April 2005.

Leisure Operations

        Sea Containers owns about 47% of the common shares of Orient-Express Hotels (disregarding the shares owned by a subsidiary of Orient-Express Hotels). Orient-Express Hotels owns and/or manages

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  luxury hotels and resorts located in the United States, the Caribbean, Europe, southern Africa, South America, Australia and the South Pacific,

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  tourist trains in Europe, Southeast Asia and Australia, including the Venice Simplon-Orient-Express in England and Europe and the Eastern & Oriental Express in Southeast Asia,

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  a river cruise ship in Burma (Myanmar), and

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  restaurants in New York, Buenos Aires, London and elsewhere in Britain.

Orient-Express Hotels also engages in merchandising related to its leisure activities.

Marine Container Operations

        We lease our cargo containers, principally through our GE SeaCo SRL joint venture with General Electric Capital Corporation, to a diversified customer base of liner ship operators and others throughout the world. We formed GE SeaCo in May 1998 to reduce overhead and operating costs and to acquire new equipment. GE SeaCo provides standard cargo containers as well as specialized cargo containers used to transport cargoes not suited to standard containers, such as perishable food items, liquids and heavy machinery.

        We also own and operate container factories and depots.

* * *

        Sea Containers maintains its registered office at 41 Cedar Avenue, P.O. Box HM 1179, Hamilton HM EX, Bermuda (telephone 441-295-2244). Sea Containers also has a United Kingdom service company subsidiary with offices at Sea Containers House, 20 Upper Ground, London SE1 9PF, England (telephone 011-44-20-7805-5000), and a United States subsidiary with offices at 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

Proposed Separation of Orient-Express Hotels

        On November 13, 2002, Sea Containers announced that it no longer planned to proceed with a previously proposed spinoff to the shareholders of Sea Containers of the common shares of Orient-Express Hotels held by Sea Containers, and that Sea Containers planned (a) to sell additional amounts of Orient-Express Hotels' common shares to reduce its equity interest in Orient-Express Hotels to slightly less than 50% in order to deconsolidate Orient-Express Hotels from its balance sheet, and (b) to sell more of Orient-Express Hotels' common shares when market conditions improve. On November 14, 2002, Sea Containers sold 3,100,000 class A common shares of Orient-Express Hotels in an underwritten public offering. As a result of this sale, Sea Containers owns 11,943,901 class A common shares of Orient-Express Hotels and 2,459,399 class B common shares of Orient-Express Hotels, representing about 47% of Orient-Express Hotels' outstanding class A and class B common shares (excluding class B common shares owned by an Orient-Express Hotels subsidiary referred to below) and having about 16% of the combined voting power of all outstanding Orient-Express Hotels class A and class B common shares.

        In anticipation of the separation of Sea Containers and Orient-Express Hotels, they entered into agreements providing for the separation of their business operations, for various ongoing relationships between the companies such as shared services and offices, tax matters, noncompetition and indemnity, and relating to the shares of Sea Containers and Orient-Express Hotels owned by their respective subsidiaries. Pursuant to the last agreement, on July 22, 2002, Orient-Express Holding 1 Ltd., a wholly-owned subsidiary of Orient-Express Hotels Ltd., acquired from Sea Containers 18,044,478 class B common shares of Orient-Express Hotels (representing approximately 77% of the combined voting power for most matters submitted to a vote of Orient-Express Hotels' shareholders) upon exercise of a call option under that agreement. The primary purpose of this agreement was to replicate in Orient-Express Hotels the share owning subsidiary ownership structure that Sea Containers has. See "Description of Common Shares—Voting Rights" below.

Use of Proceeds

        We intend to use the net proceeds from the sale of the class A common shares in this offering for Sea Containers' general corporate purposes, which may include reduction of debt, funding Sea Containers' capital expenditure program for each of its businesses, possible acquisitions and working capital.

Plan of Distribution

         Sea Containers may sell the class A common shares offered by this prospectus from time to time through a sales agent to be named in this prospectus (the "Sales Agent") by means of

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  ordinary brokers' transactions on the floor of any exchange on which the class A common shares may be admitted to trading (the "Exchanges"),

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  block transactions (which may involve crosses) in accordance with the rules of the Exchanges, in which the Sales Agent may attempt to sell class A common shares as agents but may purchase and resell all or a portion of the block as principals,

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  "fixed price offerings" off the floors of the Exchanges, or "exchange distributions" and "special offerings" of class A common shares under the rules of the Exchanges,

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  short sales, or

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  a combination of any such methods of sale, in each case on the Exchanges, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, or at negotiated prices. These sales may or may not involve brokers or dealers. Sea Containers has not yet entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares offered by this prospectus, nor is there currently an underwriter or coordinating broker acting in connection with the proposed sale of these shares by Sea Containers. However, before Sea Containers sells any of its class A common shares, it will enter into a sales agreement with one or more broker-dealers. This agreement will set forth the terms under which Sea Containers may sell shares to or through broker-dealers acting as agents or principals. Any of these broker-dealers may receive compensation in the form of discounts, concessions, or commissions from Sea Containers and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. Compensation as to a particular broker-dealer may exceed customary commissions.

         Sea Containers and any broker-dealers that act in connection with the sale of shares might be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation these broker-dealers receive, and any profit they realize from the resale of the shares while acting as principals, might be considered as underwriting discounts or commissions. Sea Containers may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Sea Containers will be subject to the prospectus delivery requirements of the Securities Act of 1933 for offers and sales of the shares, including delivery through the facilities of the New York Stock Exchange as provided in Rule 153 under the Securities Act. The anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales in the market by Sea Containers.

         Sea Containers may also resell all or some of the shares offered by this prospectus in open market transactions under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         If Sea Containers enters into any material arrangement with a broker-dealer for the sale of any shares offered by this prospectus, through a block trade, special offering, exchange distribution or a purchase by a broker or dealer, Sea Containers will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

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  the name of the participating broker-dealer(s),

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  the number of shares involved,

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  the price at which such shares were sold,

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  the commission paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

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  whether the broker-dealer(s) conducted any investigation to verify the information in or incorporated by reference in this prospectus, and

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  other material facts of the transaction.

         Sea Containers will pay all of the expenses of this offering, which we estimate will be approximately $100,000.

         No minimum subscription must be raised by the sale of the class A common shares in this offering in order to provide for any of the matters enumerated in Section 28 of The Companies Act 1981 of Bermuda, as amended.

Description of Common Shares

        The authorized capital of Sea Containers consists of 60,000,000 class A common shares, 60,000,000 class B common shares and 15,000,000 preferred shares issuable in series.

         The following description of the class A common shares and class B common shares is a summary of all material applicable provisions of Bermuda law and the charter documents and bye-laws of Sea Containers, but it is only a summary and as such is qualified in its entirety by reference to the charter documents and bye-laws, which are exhibits to documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

Dividend Rights

        Holders of class A and class B common shares receive such dividends as the Sea Containers board of directors declares out of the profits of Sea Containers available under Bermuda law for that purpose. The board of directors may at any time declare a cash dividend on the class A common shares without at the same time declaring any dividend on the class B common shares. However, the board of directors may not declare a cash dividend on the class B common shares without at the same time declaring a cash dividend on the class A common shares having the same record date and payment date as the dividend on the class B common shares, and in an amount per class A common share at least 10% greater than the amount of the dividend declared on each class B common share.

        Distributions by Sea Containers of class A common shares of Orient-Express Hotels ("OEH A Shares") or class B common shares of Orient-Express Hotels ("OEH B Shares"), or rights, options or warrants to subscribe for OEH A Shares or OEH B Shares, may be made by the board of directors of Sea Containers, in its sole discretion, to the holders of Sea Containers' class A common shares and to the holders of the Sea Containers' class B common shares, in whatever ratios the board of directors deems appropriate; however, (x) the ratio of (1) the aggregate number of OEH A Shares and OEH B Shares distributed to the holders of Sea Containers' class A common shares to (2) the total number of the Sea Containers' class A common shares outstanding must be as nearly equal as practicable to (y) the ratio of (3) the aggregate number of OEH A Shares and OEH B Shares distributed to the holders of Sea Containers' class B common shares to (4) the total number of Sea Containers' class B common shares outstanding.

        For distributions other than cash dividends, the class A and class B common shares of Sea Containers rank equally and have the same rights, except that

  •
  Sea Containers can distribute its class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of its class A common shares,

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  Sea Containers can distribute its class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of its class B common shares, and

  •
  the ratio of the number of Sea Container's class A common shares outstanding to the number of its class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it.

        The only preferred shares of Sea Containers currently outstanding are 150,000 $7.25 Convertible Cumulative Preferred Shares. The $7.25 Preferred Shares outstanding accrue dividends at the rate of $1.8125 per share per quarter, or currently $271,875 per quarter in the aggregate. Unless Sea Containers has paid all accrued dividends on the $7.25 Preferred Shares, and on any other shares then ranking senior or equal to the $7.25 Preferred Shares, or the Board of Directors has declared all those accrued dividends and set aside amounts for their full payment,

  •
  Sea Containers may not pay or declare any dividends or make any other distribution on the class A or class B common shares, except dividends payable in class A or class B common shares or other shares of Sea Containers ranking junior to the $7.25 Preferred Shares, and

  •
  Sea Containers and its subsidiaries may not acquire any outstanding class A or class B common shares except in exchange for other class A or class B common shares or other shares ranking junior to the $7.25 Preferred Shares.

        No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends out of profits or other distributions by Sea Containers to non-resident shareholders, or subjects United States holders of class A or class B common shares to taxes. Future dividends will depend upon Sea Containers' results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

        Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Sea Containers, subject to the voting rights of the holders of any preferred shares which Sea Containers may issue in the future. However,

  •
  if at any time Sea Containers has failed to pay, or declare and set aside funds for six full quarterly dividends on the $7.25 Preferred Shares, the holders of $7.25 Preferred Shares, voting together as a separate class, will have the right to elect two directors and the number of directors of Sea Containers will automatically be increased by two. This voting right will continue, and any director of Sea Containers so elected will hold office, only until Sea Containers has paid all accrued dividends on the $7.25 Preferred Shares, or until the Board of Directors has declared such dividends and set aside amounts for their full payment.

  •
  without the consent of the holders of two-thirds of the outstanding $7.25 Preferred Shares voting as a separate class, Sea Containers may not amend the terms of the $7.25 Preferred Shares or authorize any shares ranking senior to the $7.25 Preferred Shares.

  •
  without the consent of the holders of a majority of the $7.25 Preferred Shares voting as a separate class, Sea Containers may not increase the authorized number of $7.25 Preferred Shares, or authorize more than 10,000,000 additional shares ranking equal to the $7.25 Preferred Shares, unless the consolidated profits of Sea Containers available under Bermuda law for the payment of dividends during a period of 12 consecutive calendar months out of the immediately preceding 18 calendar months are at least two times the annual dividend requirements on the $7.25 Preferred Shares and on all other shares ranking senior or equal to the $7.25 Preferred Shares that would be outstanding after such increase.

  •
  without the consent of the holders of a majority of the outstanding $7.25 Preferred Shares voting as a separate class, Sea Containers may not amalgamate, consolidate or merge with another corporation unless the preferences, rights and powers of the $7.25 Preferred Shares outstanding immediately before the effective date of the amalgamation, consolidation or merger are not adversely affected.

        In general, holders of class A common shares and holders of class B common shares vote together as single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

  •
  any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

  •
  any "Business Combination," as defined in the bye-laws, involving Sea Containers and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Sea Containers or a subsidiary, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Sea Containers.

  •
  the shareholders of Sea Containers may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

  •
  if at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Sea Containers for a period of five years from the date that such person first became an interested person.

        There is no provision for cumulative voting for the election of directors, so that unless there are dividend arrearages on the $7.25 Preferred Shares as described above, those shareholders can elect all of the directors which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and class B common shares each with one vote.

        In general, under The Companies Act 1981 of Bermuda and the Sea Containers bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Sea Containers' assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Sea Containers' independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Sea Containers with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

        The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

        There are no limitations imposed by Bermuda law or by Sea Containers' charter and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

        A subsidiary of Sea Containers owns 12,900,000 class B common shares, or approximately 38% of the total number of class A and class B common shares currently outstanding. The shares held by the subsidiary are by law issued and outstanding, so that the subsidiary may vote them. Therefore, the subsidiary currently is able to vote approximately

  •
  79% of the total number of votes which may be cast by the holders of the class A and class B common shares on matters for which each class A common share has one-tenth of a vote, and

  •
  38% of the total number of votes which may be cast by the holders of the class A and class B common shares on the "Business Combination" and director removal matters described above for which each class A common share has one vote.

Rights Agreement

        Sea Containers has in place a shareholder rights agreement providing for rights to purchase series a junior participating preferred shares of Sea Containers (the "Rights"). The Rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A Right will be attached to each class A common share sold in this offering.

        The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

  •
  the public announcement that a person or group has become an "Acquiring Person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Sea Containers, and

  •
  the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Sea Containers.

At that time, the Rights then attached to all outstanding class A and class B common shares will become separate securities, and each Right will entitle its holder to purchase one two-hundredth of a series a junior participating preferred share of Sea Containers at an exercise price of $180. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

        However,

  •
  from and after the date on which any person becomes an Acquiring Person, each holder of a Right other than the Acquiring Person may exercise the Right and receive, at the then current exercise price of the Right, that number of class A common shares, in the case of a Right which previously was attached to a class A common share, or that number of class B common shares, in the case of a Right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price; and

  •
  if, after the shareholder rights agreement takes effect, Sea Containers is acquired by consolidation, merger or amalgamation, or Sea Containers sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a Right, other than an Acquiring Person, may exercise the Right and receive, at the then current exercise price of the Right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the Right.

        The Rights will expire on June 19, 2008. However, the Sea Containers Board of Directors may redeem all but only all of the Rights sooner at a price of $0.025 per Right at any time before the close of business on the tenth day after the date on which a person becomes an Acquiring Person.

        The purpose of the Rights is to diminish the attractiveness of Sea Containers to persons who might otherwise have an interest in acquiring control of Sea Containers on unfair or coercive terms and to impede such persons from attempting to gain control of Sea Containers on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

        In a liquidation, dissolution or winding-up of Sea Containers, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of Sea Containers' liabilities and the liquidation preferences on its preferred shares. The liquidation preference for the $7.25 Preferred Shares is currently $15,000,000 in the aggregate.

Conversion Rights

        The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

        Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

Authorized Representative

        Sea Containers' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act, is Robert M. Riggs, 2 Wall Street, New York, New York 10005. Sea Containers has agreed to indemnify the authorized representative against liabilities under the Securities Act.

Legal Matters

        Carter, Ledyard & Milburn, New York, New York, has passed upon legal matters relating to this offering for Sea Containers with respect to U.S. law, and Appleby Spurling & Kempe, Hamilton, Bermuda, has passed upon legal matters relating to this offering for Sea Containers with respect to Bermuda law. Robert M. Riggs, a member of Carter, Ledyard & Milburn, is a director of Sea Containers, and John D. Campbell, senior counsel of Appleby Spurling & Kempe, is a director and a vice president of Sea Containers.

Experts

        The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus by reference from Sea Containers' Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and 138, effective January 1, 2001, and Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, effective January 1, 1999, which is incorporated by reference in the registration statement of which this prospectus is a part, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

        This prospectus is a part of a registration statement on Form S-3, Registration No. 333-            , which Sea Containers filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information about Sea Containers and the class A common shares offered hereby.

        Sea Containers files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-7560). These filings contain important information which does not appear in this prospectus. For further information about Sea Containers, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Sea Containers' filings from the public reference room by calling (202) 942-8090. You may also inspect these filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104, or 233 Beaudry Avenue, Los Angeles, California 90012.

        The SEC allows Sea Containers to "incorporate by reference" information into this prospectus, which means that we can disclose imported information to you by referring you to other documents which Sea Containers has filed or will file with the SEC. We are incorporating by reference in this prospectus

  •
  Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2001,

  •
  Sea Containers' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002, and September 30, 2002,

  •
  the description of Sea Containers' class A common shares which appears in Amendment No. 1, dated June 11, 1998, to Sea Containers' Registration Statement on Form 8-A for the registration of the Class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

  •
  the description of the Rights which appears in Amendment No. 3, dated June 5, 1998, to Sea Containers' Registration Statement on Form 8-A for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

        All documents which Sea Containers files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Sea Containers America Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

        Sea Containers is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Sea Containers' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in Sea Containers' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, Sea Containers was not required to make, and did not make, its SEC filings electronically, so that those filings are not available on the SEC's Web site. However, since that date, we have been making all filings with the SEC electronically.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus does not contain an offer to sell or the solicitation of any offer to buy any securities other than the class A common shares, or contain an offer to sell or the solicitation of an offer to buy the class A common shares in any circumstances which would be unlawful. By delivering this prospectus to you and by selling class A common shares with it, we do not mean to imply that no change has occurred in the affairs of Sea Containers since the date of this prospectus or that the information contained herein is correct as of any time after such date.

SEA CONTAINERS LTD.

2,000,000

Class A Common Shares

PROSPECTUS

                        , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The expenses of the issuance and distribution of the securities being registered hereby, other than selling discounts and commissions, are estimated as follows:

SEC registration fee	$1,480
Stock exchange listing fees	4,250
Legal fees and expenses	60,000
Accountants' fees and expenses	30,000
Miscellaneous	4,270

Total	$100,000

        All of such expenses will be paid by the Registrant.

Item 15.    Indemnification of Directors and Officers.

        Bye-Law 119 of the Registrant provides as follows (references therein to the Company are references to the Registrant and references to the Act mean Bermuda's Companies Act 1981 and such other statutory corporate enactments in Bermuda as are from time to time in force concerning companies insofar as the same applies to the Company):

          "119. (a)    Subject to the proviso below, every Director and other officer of the Company and every member of a committee duly constituted under Bye-Law 86 shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election; provided that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Act.

          "(b) Every Director and other officer of the Company and every member of a committee duly constituted under Bye-Law 86 shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Act in which relief from liability is granted to him by the Court.

          "(c) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of a Director or other officer of the Company or a member of a committee duly constituted under Bye-Law 86 to repay such amount unless it shall be ultimately determined that such Director, officer or committee member is entitled to be indemnified by the Company pursuant to these Bye-Laws or otherwise.

          "(d) To the extent that any Director, officer or member of a committee duly constituted under Bye-Law 86 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge."

        Reference is made to the Indemnification Agreement (Exhibit 99 to this Registration Statement) concerning the indemnification by the Registrant of its authorized representative in the United States for purposes of this Registration Statement.

        The Registrant also maintains directors' and officers' liability and corporate reimbursement insurance. Such insurance, subject to annual renewal and certain rights of the insurer to terminate, provides an aggregate maximum of $40,000,000 of coverage to directors and officers of the Registrant and its subsidiaries, against claims made during the policy period.

Item 16.    Exhibits.

        See the Exhibit Index immediately following the signature pages below.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes as follows:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement; and

  (iv)
  To file a post-effective amendment to this Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering;

provided, however, that paragraphs (i), (ii) and (iv) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

        (2)  For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)  For purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (6)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (7)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 27th day of November, 2002.

SEA CONTAINERS LTD.
By:	/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan Senior Vice President-Finance and Chief Financial Officer

        Each person whose signature appears below hereby constitutes James B. Sherwood, Robert M. Riggs and Daniel J. O'Sullivan, and each of them singly, his true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this registration statement (including post-effective amendments) and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the Registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, to any and all amendments to this registration statement.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement and the above power of attorney have been signed below by the following persons in the capacities indicated on the 27th day of November, 2002.

Signature	Title

/s/ JAMES B. SHERWOOD James B. Sherwood	President and Director (Principal Executive Officer)
/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan	Senior Vice President—Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JOHN D. CAMPBELL John D. Campbell	Director
/s/ W. MURRAY GRINDROD W. Murray Grindrod	Director
/s/ IAN HILTON Ian Hilton	Director
/s/ ROBERT M. RIGGS Robert M. Riggs	Director and Authorized Representative in the United States
/s/ PHILIP J.R. SCHLEE Philip J.R. Schlee	Director
/s/ CHARLES N.C. SHERWOOD Charles N.C. Sherwood	Director
/s/ MICHAEL J.L. STRACEY Michael J.L. Stracey	Director

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Sales Agreement
4.1	Schedule 2 to the Bye-Laws of the Registrant, as amended June 6, 2001(1)
4.2	Rights Agreement between the Registrant and BankBoston, N.A., as Rights Agent, dated as of May 9, 1988, and amended and restated as of June 1, 1998.(2)
5	Opinion of Appleby Spurling & Kempe.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Appleby Spurling & Kempe (included in Exhibit 5).
24	Powers of Attorney (included in the signature pages of this Registration Statement).
99	Indemnification Agreement between the Registrant and Robert M. Riggs.

(1)
Filed on May 6, 2002, as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, Registration No. 333-87826, and incorporated herein by reference.

(2)
Filed as Exhibit 6 to Amendment No. 3, dated June 5, 1998, to the Registrant's Registration Statement on Form 8-A for the registration of the Registrant's preferred share purchase rights under Section 12(b) of the Securities Exchange Act of 1934 (Commission File No. 1-7560) and incorporated herein by reference.

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TABLE OF CONTENTS
Forward-Looking Statements
Risk Factors
Risk Factors Relating to our Businesses
Other Risks
Our Business
Proposed Separation of Orient-Express Hotels
Use of Proceeds
Plan of Distribution
Description of Common Shares
Authorized Representative
Legal Matters
Experts
Where You Can Find More Information
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX